Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THE FOLLOWING IS A TRANSCRIPT OF THE STANTEC INC. ANNUAL & SPECIAL MEETING OF SHAREHOLDERS WHICH TOOK PLACE ON MAY 10, 2005.

Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

Ron Triffo:
Ladies and Gentlemen, let me first say welcome to all of you who are here today and I would also like to especially welcome those who are listening to us live on the web on stantec.com. My name is Ron Triffo; I am the Chairman of the Corporation and it is going to be my pleasure to chair the meeting today. Tony Franceschini, our President & CEO (right here), is in attendance and is going to be available to answer all of the questions that you have for him and I’m sure you are going to have many. He will be here to assist us later morning.

On behalf of the board I want to express thanks to those shareholders who have submitted their proxies in advance. We always appreciate that and would simply remind you that only shareholders or their proxies are allowed to take part in and vote at this meeting.

I now call the meeting to order. With your approval, I will ask Jeff Lloyd, Secretary of the Corporation, to act as secretary of the meeting and Daneal McGeein and Carla McKinstry, of CIBC Mellon Trust Company, the transfer agent of the corporation’s common shares, to act as scrutineers. Before commencing the formal business of this meeting, I’d like to introduce the current board of directors as well as the officers of the company who are in attendance at today’s meeting. First of all, we have as a board member.

Dutch Bertholf, Robert Bradshaw, Jack Finn, Bill Grace, Susan Hartman, Robert Mesel, Tony Franceschini, and myself, and finally, the full Board of Directors of Stantec. A fine looking group.

Ladies and Gentlemen today’s meeting will be conducted in two parts. First, we’ll conduct the formal business portion of the meeting, which is not too exciting. Following that, we will have an informal session during which you will have an opportunity to ask questions.

In order to make the best use of our time, certain shareholders have been identified to move the resolutions we will consider today.

Ron Triffo:
Prior to the commencement of this meeting the scrutineers reported that on the basis of the registration of shareholders this morning and the proxies submitted, That we do have a quorum at this meeting. I will now ask the secretary to read the scrutineers’ report on attendance to the meeting.

Jeff Lloyd:
Thanks Mr. Chairman. We are pleased to report there are 67 shareholders holding 12, 032, 910 common shares represented in person or by proxy at this meeting. This represents 63.57% of the 18,927,185 issued in outstanding common shares. It’s dated the 10th day of May, 2005, and signed on behalf of the CIBC Mellon Trust Company.

Ron Triffo:
Thank you Jeff. I now direct that the Scrutineers’ Report on attendance be annexed to the minutes of the meeting.

Ladies and Gentlemen before we get too far in the agenda, I do want to have you note that management has asked to withdraw the proposed resolution in respect of the amendment to the Corporation’s Employee Share Option Plan. Accordingly, we will not be considering or holding a vote on this resolution.

Ron Triffo:
The notice calling this meeting and the accompanying management information circular, the form of proxy, the financial statements for the Corporation and the auditors’ report were mailed to all shareholders who were shareholders of record on March 21, 2005 and the secretary has received proof of mailing. Additional copies of these materials are also available at this meeting. Accordingly, I am going to dispense with the reading of the notice of the meeting.

I would ask that the proof of mailing be recorded with the records of this meeting.

I now declare that this meeting is regularly called and properly constituted for the transaction of business. In proceeding with the meeting, I propose to conduct the vote on each matter by a show of hands. Of course, any shareholder is entitled to request a ballot on any matter to be voted upon.

Ron Triffo:
The secretary has tabled the minutes of the annual meeting of shareholders held on May 6, 2004. Copies of these minutes will be made available to any shareholder upon request.

Ron Triffo:
Ladies and Gentlemen the next item of business is the presentation of the consolidated financial statements of the corporation for the fiscal year ending December 31, 2004. These statements, together with the report of the auditors, have been included in our annual report and mailed to the shareholders of the corporation. Extra copies of our annual report are available today if any shareholder requires a copy. I would be pleased to deal with any relevant questions concerning the financial statements during the general question period following the formal business meeting.

I will now ask Don Wilson to please come forward and review the annual financial results.

Don Wilson:
Thank you Ron and good morning, ladies and gentlemen.

This morning it is my pleasure to summarize Stantec’s financial performance for the year 2004. You will find our complete audited financial statements, management’s discussion and analysis of our financial results, and a summary of our financial highlights for the past five years in our 2004 annual report, copies of which were sent to you last month. Additional copies are available at the registration table, or you can download the annual report from stantec.com.

Ladies and gentlemen, I am very pleased to report that 2004—our 51st year of operation—was another year of excellent performance for Stantec, demonstrating that we have the momentum to continue to succeed in a challenging business environment. We achieved gross revenue of $520.9 million, up 13.2 percent from $459.9 million in 2003; net income of $30.2 million, up 20.4 percent; and basic earnings per share of $1.63, up 19.0 percent.

In 2004 we strengthened our Company through the acquisition of four firms for a total purchase price of $20.3 million. These acquisitions ranged in size from seven to 400 employees.

Our 2004 acquisitions were financed by cash generated through operations, leaving us with a very strong balance sheet with cash on hand and unused capacity in our credit facilities. We generated $77.4 million in cash from operations during the year.

This amount was much greater than the $16.9 million in cash generated from operations in 2003. The primary reason for the increase was a change in the level of unbilled revenue from 2003 to 2004 following the implementation of our new enterprise management system. Whereas the transition to the new system resulted in an increase in unbilled revenue at the end of 2003, the completion of the implementation in 2004 brought our billing activity back to normal levels. Our investment in total unbilled and billed revenue decreased from 119 days’ sales at the beginning of 2004 to 101 days’ sales at the end of the year. Maintaining this level of investment will continue to provide enough funds to finance our operations going forward.

The sale of our office building here in Edmonton in 2004 also had a significant impact on our cash position. We generated cash proceeds of $34.5 million from this divestiture, and the gain of $7.1 million realized on the sale will be used to reduce our rental expense over the 15-year term of our leaseback of the building.

As well, our effective income tax rate was substantially lower in 2004, decreasing to 32.4% from 36.7% in 2003, which contributed to the increase in our net income and earnings per share for the year. The decreased rate resulted from a three-quarter-percentage-point drop in provincial statutory rates in Canada in 2004 and also reflected increases in earnings in some of our lower tax rate jurisdictions.

Our operating results for 2004 were generally consistent with the goals we established in 2003. In particular, our administrative and marketing expenses were within an anticipated range of 39 to 41 percent.

At the same time, our gross margin slightly exceeded an expected range of 52 to 54 percent for the year. This increase was due to the lower proportion of total labor that was charged to projects during 2004 compared to 2003. The mix of projects in progress and being pursued during the year also contributed to a slightly higher gross margin.

Earlier today we released our first quarter results for 2005. I am pleased to report that our gross revenue increased 20.3 percent to $141.1 million from $117.3 million in the first quarter of last year, net income increased 19.0 percent to $6.7 million from $5.7 million, and basic earnings per share were 16.1 percent higher at $0.36 versus $0.31.

Ladies and gentlemen, thank you for your attendance and participation this morning. Later in the program, Tony will outline Stantec’s direction for the future. If you have any questions, Tony and I will be pleased to answer them in the question and answer session following his presentation. Thank you very much.

Ron Triffo:
Thank you very much Don and congratulations on yet another great quarter.

Ladies and Gentlemen we will now proceed with the election of directors. Eight directors are to be elected and information regarding the nominees proposed by management is set out in the information circular, which accompanied the notice of meeting sent to shareholders. I now declare the meeting open for nominations for the election of directors to hold office for the ensuing year or until their successors are elected or appointed. Do I have a nominator?
Tino DiManno.

Tino DiManno:
Mr. Chairman, it is my pleasure to nominate:
Neilson A. Bertholf, Jr.
Robert J. Bradshaw
E. John Finn
Anthony P. Franceschini
William D. Grace
Susan E. Hartman
Robert R. Mesel
Ronald P. Triffo

for election as directors of the corporation for the ensuing year or until their successors are elected or appointed.

Bart Becker:
I second the nomination.

Ron Triffo:
Thank you very much. Are there any further nominations? I see none

Ron Triffo:
As there are no further nominations, will someone move that the nominations be closed.

Tara Evans:
I move that the nominations be closed.

Bernie Freiheit:
I second the motion.

Ron Triffo:
Thank you very much. Well now we finally do get a chance to vote on something. I now put the motion to the meeting. All those in favor of the resolution please so signify by raising your hand.

Ron Triffo:
All those opposed? I see none.
I declare the motion carried. As there are eight directors to be elected and the same number of nominees, I now declare that each of the proposed candidates have been duly elected directors of the corporation by acclamation, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. Congratulations to you all.

Ron Triffo:
Ladies and gentlemen, the next item of business is to deal with the appointment of auditors for the current year and the authorization of the directors to fix their remuneration. I would ask to make a motion in this regard.

Adam Jevne:
I move that Ernst & Young, Chartered Accountants, be appointed auditors of the corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and that the directors be authorized to fix their remuneration.

Dean Cooper:
I second the motion.

Ron Triffo:
Thank you very much. Again. All those in favor please so signify by raising your hand.

Ron Triffo:
Contrary, if any? I declare the motion carried. Thank you very much.

Ron Triffo:
Now ladies and gentleman we are going to deal with some of the special business that is on the agenda. As I mentioned at the beginning of the meeting, we will not be voting on the amendment to the Corporation’s Employee Share Option Plan. Management has informed me that they have withdrawn the proposed resolution due to the number of proxies received, which were voted against the proposed amendment.

Ron Triffo: The next item of business is to consider, and, if thought fit, to pass, with or without variation, a resolution approving an amendment to the Corporation’s by-laws, which would change the Canadian residency requirement of the board of directors. The proposed changes would: Require only 50 percent of Board members to be resident Canadians; If there are fewer than four Board members in total, require only two of them to be a resident Canadian; Require that only 25 percent of the members present at a meeting be resident Canadians in order to meet quorum.

I would ask Yvonne Higgins to make a motion in this regard.

Yvonne Higgins:
I move that the resolution approving an amendment to the Corporation’s By-laws as set out in the Management Information Circular, which accompanied the notice of this meeting, be passed as a resolution of the Corporation.

Rick Prentice:
I second the motion.

Ron Triffo:
Again I am going to ask that all those in favor of the resolution, please raise their hands.

Ron Triffo:
Those opposed?

Ron Triffo:
I declare the motion carried.

Ron Triffo:
This meeting has also been called for the purpose of considering and, if thought fit, to pass, with or without variation, a special resolution of the Corporation authorizing an amendment to the Corporation’s Articles, which would give the Board of Directors the authority to appoint additional directors to serve until the next annual general meeting. As discussed in the Management Information Circular which accompanied the notice of this meeting, the proposed amendment is intended to allow existing directors to appoint new members who are desirable candidates, and whose additional expertise would benefit Stantec, without having to wait for the next annual general meeting. A copy of the form of special resolution to amend the articles in this manner was annexed as Schedule “D” to the Management Information Circular. The special resolution must be passed, with or without amendment, by at least two-thirds of the votes cast at this meeting. I would ask Penny Dunford to move the special resolution.

Penny Dunford:
I move that the special resolution approving an amendment to the Corporation’s Articles, as set out in the Management Information Circular, which accompanied the notice of this meeting, be passed as a resolution of the Corporation.

Brian Johnson:
I second the motion.

Ron Triffo:
Thank you very much. Again all those in favour of the resolution, please raise their hands.

Ron Triffo:
All those opposed?

Ron Triffo:
Thank you very much. I declare this resolution carried by at least two-thirds of the votes cast at this meeting.

Ron Triffo:
Well ladies and gentlemen, we’ve done it. So much for the not so interesting stuff. We will now have an informal question and answer period following the formal portion of this meeting. Is there any further business for the formal portion of this meeting?

Ron Triffo:
That concludes the formal business of this annual meeting of shareholders. The secretary will please now move the final resolution.

Jeff Lloyd:
Mr. Chairman, I move that this meeting now be terminated.

Dave Pym:
I second the motion.

Ron Triffo:
Thank you. All those in favor please so indicate by raise your hands. Thank you very much.

Ron Triffo:
Contrary, if any?

Ron Triffo:
I declare the motion carried and this meeting officially terminated.

We will now move to the presentation by management.

Tony Franceschini:
Good morning and welcome to the 2005 Stantec Annual & Special Meeting of Shareholders. This is always a very special time for us and we plan for it all year. We are pleased to once again host our annual meeting at Stantec Centre. I would like to thank everyone here in Edmonton for attending—shareholders, our board of directors, and members of the financial community. I also want to extend a welcome to everyone who is listening in on our live webcast, which will be archived for your information on stantec.com. And I’d like to extend a special welcome to our growing number of employee shareholders—the many who are able to be here this morning and those who are participating via the webcast.

The theme we’ve selected for our annual report and meeting this year is momentum. For those of you that remember your high school physics, you know that momentum is the product of two components: mass and velocity. If an object is on the move, then it has momentum—it has its “mass in motion.” And without doubt, Stantec has momentum. We believe that Stantec’s performance, track record, current position, and future prospects are perfectly illustrated by the momentum formula. Over the past five years, we have continued to build mass by nearly doubling our staff from 2,300 to 4,300; expanding our number of offices from 40 to 50; strengthening our internal systems; investing resources in learning programs for our employees, such as project management training; adding resources in risk management, compliance, and financial services; increasing the number of practice areas in which we provide services; and expanding and enhancing the tools used in our marketing activities. From this solid foundation, we are channeling our momentum in a single, unwavering direction—toward our goal of becoming a top 10 global design firm.

With steady speed we are strengthening our Company by increasing our depth, breadth, and size while achieving consistent, profitable growth in revenue and earnings. To strengthen a company, it is also necessary to continually streamline it and make it more efficient and effective. During the past year alone, we have completed several streamlining and efficiency initiatives:

•	We divested our last remaining operating segments that were not focused exclusively on services or that we could not lever with our services expertise—our Design Build operations in Lockerbie Stanley Inc. and our technology interest in the Goodfellow EFSOP™ technology. We are now a 100 percent fee-for-service design firm.

•	As Don Wilson outlined, we sold our office building here in Edmonton, which represented the bulk of our real estate holdings, along with a smaller facility in Lancaster, New York. These divestitures reduced our real estate holdings to several smaller buildings that we occupy and that are no longer material to our assets.

•	We substantially completed the implementation of our new enterprise management system along with several other complementary internal IT systems projects. As a result, we now have the robust systems and processes required to grow the Company and to integrate larger acquisitions going forward.

•	We closed or are in the process of consolidating and closing some of our smaller offices, including Brampton, Ontario; Columbia, South Carolina; Lancaster, New York; Syracuse, New York; and State College, Pennsylvania.

•	We consolidated our four US benefits programs into a new, more effective plan and modified and improved our Canadian benefits program.

But what we are most proud of is that while building and streamlining our mass, we have not missed a beat in performance but have maintained or increased the rate at which we are moving forward—our velocity. In the last five years, our growth rate has been excellent, averaging 21.5 percent in net revenue and 22.1 percent in basic earnings per share.

Together these two critical elements—mass and velocity—provide us with the momentum to continue to succeed in a challenging business environment. It is also this momentum that contributed to our success in 2004. Let me give you some highlights of what we accomplished during the past year.

•	We achieved record performance marking our 51st year of uninterrupted profitability. Gross revenue increased to $520.9 million, up 13.2 percent from 2003; net revenue increased to $449.2 million, up 14.8 percent; net income increased to $30.2 million, up 20.4 percent; and basic earnings per share increased to $1.63, up 19.0 percent. This outstanding performance contributed to a 19.8 percent increase in share price during the year.

•	While achieving this performance, we also managed to play an important role and remain involved in the communities in which we work. We can point to many examples of this involvement throughout our organization, but three are worthy of special mention—our staff in St. Michael, Barbados, donated time and skills to the design and development of the General Arnold Brown youth center sponsored by the Salvation Army and our staff in Calgary, Alberta, worked on building homes with Habitat for Humanity. In addition, we continued our commitment to supporting education by starting to roll out the Stantec Scholarships part of our annual $100,000 contribution, which provide funding for students principally in the architecture, engineering, and design fields in each of the regions in which we operate. These scholarships are helping students like Daniel Spaulding from Spenceport, New York, who will be pursuing a degree in mechanical engineering at Grove City College in Pennsylvania.

•	Perhaps most importantly, what we accomplished in 2004 is that we continued to execute on our vision, strategic plan, and business model.

And we did so by working on the same strategy and plan that we have been evolving since 1998 and earlier. In today’s business environment, this in itself is unique, but it is also a reflection of the adaptability of our business model to changing market conditions. Going forward, expect more of the same as we continue to remain committed to executing this model.

Although you have heard me explain our strategy many times before, and at the risk of sounding boring and unimaginative, I would like to repeat the fundamentals. The cornerstone of our plan is our three-dimensional business model, which is based on specializing in distinct but complementary market segments, diversifying our operations across different geographic regions, and providing professional services in all phases of the infrastructure and facilities project life cycle. At our annual meeting last year, we talked about the 10 company drivers and principles that we would use to achieve our vision. These drivers included people, leadership, focus, growth, performance, efficiency, market presence, positioning, integration, and client relationships.

Our people’s commitment and passion for their work continue to be our most important resources. Through our capable leadership team, balanced leadership organizational model, and investment in systems and other resources, we maintain efficient operations for generating exemplary performance. And, of course, our success depends on excellent client relationships. Combined with our top-three positioning strategy, focus on fee for service and the very large North American market, and integrated single-brand project delivery, these 10 factors continue to drive our business going forward and generate continued growth in both top line and bottom line performance.

Growth and how and where we are achieving it are what I want to focus on today.

First I want to address geographic diversity. As you can see on this map, our most mature markets are Alberta and Saskatchewan. We provide most of the services we offer, locally, in these markets and generate at least $10 million in fee revenue for every million in population. In 2004 our focus in these areas was to maintain or strengthen our market position through organic growth.

In our developing markets, we provide most of our services in certain smaller population regions or we focus on one to three of our five core market segments. We generate about $5 million or more in fee revenue in these areas for every million in population. Our developing areas include British Columbia, Manitoba, Ontario, Arizona, and Nevada. In 2004 our focus in these regions was to strengthen our market position through a combination of organic growth and growth by acquisition as well as streamlining our operations to better position the Company for future growth. For example

•	In British Columbia we consolidated our staff in Vancouver from three offices to one.

•	In Manitoba we acquired GBR Architects.

•	In Ontario we consolidated some of our operations in the Greater Toronto Area and added Dunlop Architects.

•	And in Arizona and Nevada, we streamlined our operations by reducing or eliminating some ineffective service areas and therefore experienced a modest reduction in revenue.

Our third type of geographic presence—our emerging and new regions—includes the balance of our operations. These are either areas where we have established a local presence but still have much more to do to move to a top-three type position in the market or new geographic regions that we are entering for the first time. These are also areas where we place the most emphasis on acquisitions.

Through the acquisition of Sear-Brown in 2004, we established a new geographic presence primarily in New York State, which added over $30 million to our overall revenue.

We experienced some challenges in our emerging regions in 2004, so we also focused on streamlining our operations by reducing or eliminating some ineffective service areas and closing some offices. As a result, we also saw a modest reduction in revenue in these areas.

On a consolidated basis, our revenue grew by 8.3 percent in Canada and 15.7 percent in the US. When compared with 2003, our revenue split by geography changed as follows: our Canadian revenue decreased from 64 to 62 percent, our US revenue increased from 35 to 37 percent, and our International revenue is still at less than 1 percent of our business.

Now I want to address practice area and market segment specialization and diversity. Our focus in 2004 in our five key market segments was to continue to build mass, streamline operations, and add practice areas to support our strategic plan. It should be noted here that because of our improved systems we are able to provide more defined breakdowns of our fee revenues in each market segment, so some of our 2003 numbers have been adjusted to reflect the new breakdowns. In 2004 some of our market segments grew at the same rate as overall company growth and some grew less, so there were some changes to our overall market segment mix during the year.

•	The Urban Land market segment includes all services provided to the residential and commercial real estate sector. Our overall revenue in this sector in 2004 was the same as in 2003 as we maintained our market position. Therefore, in 2004 Urban Land accounted for a reduced percentage of fees, decreasing to 33 percent.

•	The Environment market segment includes services provided to the environmental infrastructure and environmental management sectors, primarily the public sector clients. This market segment grew by about 8 percent principally through organic growth; therefore, its overall contribution to our revenue decreased to 21 percent.

•	The Buildings market segment includes all services provided for the design and development of buildings and facilities. In 2004 we added services in electrical engineering for sports facilities through the Shaflik acquisition in Vancouver, British Columbia, and expanded our Architecture & Interior Design group through the acquisition of GBR Architects in Winnipeg, Manitoba, and of Dunlop Architects in Toronto, Ontario. At the same time, we reduced the size of our Architecture &

Interior Design practice in the US Southeast to a single operation until we can grow again through a more significant acquisition. Our overall revenue in Buildings grew by about 14 percent in 2004; therefore, this segment’s contribution to our fees was reduced to 20 percent.

•	The Transportation market segment includes services provided to the transportation infrastructure and transportation planning and traffic engineering sectors. Our Transportation market segment grew by about 25 percent through a combination of the Sear-Brown acquisition and organic growth, and therefore its contribution to our revenue grew to 16 percent.

•	The Industrial market segment includes services provided to the manufacturing/industrial; power, resources, and chemicals; and bio/pharmaceuticals sectors. In 2004 we created a new practice area in the bio/pharmaceuticals sector through the Sear-Brown addition. This practice area now contributes about 40 percent of the fees generated by our Industrial market segment. Overall, Industrial grew by about 48 percent and contributed 10 percent of our overall revenue.

To recap, our Urban Land, Buildings, and Environment market segments contributed a lower percentage of our overall revenue in 2004 than in 2003, and our Transportation and Industrial market segments contributed a higher percentage.

For 2005 and 2006, we plan to continue with our diversification strategy. Of course, this activity will be driven primarily by the recently announced acquisition of The Keith Companies. Subject to favorable Keith shareholder approval, the merger based on our respective 2004 numbers would have increased our US operations by about 70 percent. Let’s look at what this means in terms of our geographic and market segment split.

•	Geographically, this expansion will take us into new areas in southern California, Texas, Oregon, and Michigan—and complement our existing presence in Las Vegas, Phoenix, and Salt Lake City.

•	The addition of Keith will also clearly position Stantec as one of the leading professional services firms in the residential and commercial Urban Land sector in North America, particularly in several key markets, including Alberta, Ontario, Nevada, Arizona, and California. We will also grow in the Power area through the addition of specialized capabilities in wind power.

As you can see, this expansion is consistent with our strategic plan, and we’re very excited about the opportunities Keith will bring our Company upon completion of the transaction.

For the last part of my presentation, I would like to highlight some of the projects that are the heart and soul of this organization. Our energy as am organization comes from our people, and it is their individual technical skills, design experience, versatility, and talent that give us our success. There is no better way to showcase this talent than by looking at the end result of their efforts, which will give you a better appreciation of our work and the future of this company.

•	In British Columbia we contributed integrated architecture and engineering services for the development of the Seymour-Capilano Filtration plant, the largest direct filtration facility in Canada and one of the largest in North America.

•	In High Point, North Carolina, we provided complete architecture and engineering design services for the Polo Ralph Lauren Warehouse Expansion—a project requiring the creation of a space to support a materials handling and storage system for garments on coat hangers, an area equivalent to almost six football fields. The project was recently awarded a national finalist award from the American Council of Engineering Companies.

•	We are engaged in the planning and design of the 730-hectare (1,800-acre) Three Sisters Mountain Village resort in Canmore, Alberta, a project encompassing 5,500 units to be built over 15 years. The vegetation management handbooks we prepared for the project were recognized with a 2005 Regional Merit Award from the Canadian Society of Landscape Architects.

•	We provided full architecture services along with civil, mechanical, and electrical engineering for the development of a new 74,000-square foot (6,875-square meter) “greenfield” airport terminal at the Niagara Falls International Airport in Niagara Falls, New York.

•	We provided the detailed design of Phase l of an environmental reserve project at the University of Waterloo in Ontario with the aim of improving water quality and increasing the diversity of fish habitat within the reserve.

•	We are providing complete urban land services for the development of the 2,370-acre (959-hectare) Somersett community in Reno, the largest premier-planned unit development in northern Nevada.

•	We provided full architecture and interior design services for the development of a new 4,700-square meter (50,700-square foot) Student Centre at the University of Toronto at Scarborough (Ontario) campus, which was awarded an honorable mention at the Ontario Association of Architects 2005 Awards and an Award of Merit at the 2004 National Post/Design Exchange Awards.

•	We prepared an environmental impact assessment and designed a three-level, fully directional interchange to address an increase in regional traffic flows at the juncture of Interstate 86 and US Route 15 at Painted Post, New York.

•	We provided full architecture, engineering, landscape architecture, and surveying services for the development of a new light rail car manufacturing and assembly facility for Siemens in Sacramento, California.

•	We provided civil and electrical engineering design for an addition to the Ina Road Water Pollution Control Facility in Tucson, Arizona.

•	We provided complete architecture and engineering services for the development of the Gold Bar Wastewater Treatment Plant Center of Excellence, a world-class research and demonstration facility for wastewater treatment, education, and training here in Edmonton. This project was recently recognized with an Award of Excellence at the Consulting Engineers of Alberta Showcase Awards.

•	We completed the exterior and interior design of renovations to the historic Moose Jaw Cultural Centre in Saskatchewan, a project that recently won the 2005 Prairie Design Award of Excellence for Historical Restoration and Conservation.

•	And we provided both the preliminary and final design of an extension of Community Center Drive in Northglenn, Colorado, including a new bridge over Interstate 25.

I would like to close by again making reference to our theme this year. At Stantec we have spent many years amassing the people, expertise, and services we need to gain momentum in our marketplace. And we are prepared to sustain that momentum as we continue to evolve our Company. We believe that we can achieve our goals because we have employees with the energy and commitment to execute our operating plan. With our sights clearly set on further growth and development, we are moving confidently into the future.

I wish to extend my sincere appreciation to our employees for their continued dedication to our common vision and to thank our board of directors, clients, and shareholders for their ongoing confidence and support. Thank you.

Ron Triffo:
Thank you very much Tony for that, giving us a glimpse, a little bit of the past and of course the future for the company. I think, as shareholders we all feel comfortable that the future is going to be as good as the past and that we have many, many years of continued growth, evolution and development as an organization. Ladies and gentleman, we are in good hands. Thank you very much again for a great presentation, a good year, and a great first quarter.

Ladies and gentlemen, we are now going to open the floor for questions. This is your opportunity to, if you’ve got anything on your mind, you want to hear about questions of Don and — on the financial statements or Tony, relative to the operations of the organization, now is your time to ask those questions. We would ask that you raise your hand and we’re going to get a microphone to you. We want to know who you are. If you could identify yourself and speak into the mike, remembering that there are folks listening to us on the web and it’s important that you get your question on a microphone. So, first of all, in this room, do we have anyone that would care to ask a question? I see a hand going up over here.

Simon O’Byrne:
Thank you. Simon O’Byrne (ph) with Urban land group here in Edmonton. What I’m interested in finding out about is that, with both Stantec and the Keith Group or Keith Company, rather, having large and extensive urban land groups, I’m wondering how can we see some synergies or what opportunities are there for synergies between both Stantec and the Keith Companies urban land use.

Ron Triffo:
Tony?

Tony Franceschini :
I’d be happy to answer that. I think that, first of all, the reason that we were interested in the Keith Companies is that they were and are very much like the Stantec organization in sort of the market presence that they have and some of the key areas as well as the way that, most importantly, the way that they do their work. And one of the things that our organization does extremely well is to (inaudible) 33-35% of our work in the past has been the urban land market, residential and commercial.

And the Keith Companies is in a similar situation. A little more of their work has been in that area. But the same type of presence that we have in our strong markets like Calvary and Edmonton and in Ontario, they have in Southern California and mid to northern California. So, when we combine the two companies, what we’ve seen already is that we have a lot of similar systems and ways of doing things so that we can learn from each other. There will be some best practices involved.

But probably the most important synergy that I think we can gain is that the land development market does tend to be cyclical sometimes at times. Now, we certainly had a very long run in terms of activity in that area, but by having staff in different areas that are equally qualified and that can effectively interchange from one area to another, what we’re hoping to do is to be able to shave the peak (ph), so that when they’re really busy, like they are right now, that some of our operations that aren’t quite as busy in urban land is to use those resources to do the work that’s being done in those areas.

It will take like a few months and a few quarters to get the system down right, but once we do, I think we can gain quite a bit in terms of being able to work share between the various offices. Because land is one of those areas that is particularly adaptable to this because certain components deals with the actual production of drawings that can be done anywhere with our virtual systems that we’ve implemented over the last few years. And the types of clients that we deal with are very similar. Often, they happen to be the same clients. So, I expect that, after a few quarters of working together, we’ll be able to share quite handily between all.

Ron Triffo :
Thank you, Tony. Other questions? I have one here.

Ben Cherniavsky:
Good morning. Ben Cherniavsky from Raymond James. Tony, when you presented the geographic or rather the segmentation of — diversification by end of market, I wonder if you had a long-term target for how you would like that to be balanced and, building on the previous question, did you look at Keith

Companies and say maybe this gives us too much urban land. For all the benefits that it provides that, particularly at this point in the cycle, how do you manage those competing considerations?

Tony Franceschini:

Ben, I’d be happy to answer that. I think, long-term, although we never have really structured it this way, that you could say, ideally, all things being equal, that if we have five market segments, we’d have 20% in each of the five market segments. But recognizing the reality of the marketplace, we know that our market segments are always going to be higher than others. In an ideal environment, we really would not like to have long-term more than about 35% or so in any one specific market area, market segment. With respect to Keith Companies, if you look at the 2004 numbers combined, because that’s all we can report on, and you combine Stantec and Keith, we’d be at about 43% of our total business, which is higher than we would like.

The way that we expect to bring that percentage down, which is our goal over the next couple years, is to grow in the public sector areas. So, we do have other opportunities that we’re looking at growing that would really strengthen our public work, so that as a percentage the urban land market will start to reduce down to the 35% or less level. But it’s going to take a couple of years and, as far as the market is concerned, we’re quite comfortable that for the next couple of years, anyway, that there is a sufficient demand for the services that we have because of the market position that we have in each of those key areas. We’re really a top tier supplier, so we tend to work for the best clients and to work on the best projects.

And what tends to happen in land development is that — and I was talking to Rich (inaudible) this morning who reminded me of the quote that said well, we always like to say that when things are hot, it’s when all the — like, sometimes it has been right now — all the lawyers and doctors and dentists and brokers get into the land development business. And as soon as things slow down, they’re the first ones out. Those don’t tend to be our clients. The steady client, the home builders and the land developers that are in it for the long run — when you have top tier position, you tend to work for those firms. So, we always expect that our slowdown, if there is one, would be less.

So, we try to account for it as best as we can. We think that the market is still strong enough to support any staffing levels that we have right now.

Tony Franceschini:
I think maybe the more immediate ones may not be. I think we’re not afraid of the market. It’s still — when you look at the North American market, they are still somewhere in the range of three million new residential units being designed and constructed every year. We’d have to capture a very percentage of that market before we would start to run into sort of market saturation for what we do. There are markets we’re not in, like Florida, Texas, the Washington, D.C. area, Atlanta, for example, that are all very strong land development markets. So, if we entered a new market, it would be, obviously, like one of those, we would be happy to do it in urban land.

I think it would be fair to say we’re not looking for land as acquisitions in the existing markets that we were in. So, unless it’s a new market area, that we haven’t penetrated yet, then would be a fair statement. And our focus is on the — either the industrial private sector or the public sector.

Ron Triffo:
Other questions? I’m not seeing any from the floor here and I do know we have some people watching us also in the New York Room, could I ask are there any questions from the New York Room? I see someone’s hand up there, so could we get a mike to that individual? All right. There’s a mike, thank you.

Unidentified Audience Member:
Have major projects going on (inaudible) $20-25 billion. If you don’t have market share, we should have it (inaudible). I want to know what (inaudible — microphone inaccessible).

Ron Triffo:
Okay, Tony, how are you going to do it?

Tony Franceschini:
I think it’s things like this that provide the opportunities for us that, look at the kind of performance we have and we haven’t been able to yet penetrate that investment market. Think what our performance is going to be like when we make an inroad in that particular market. I think our strategy was to certainly become, really, I would call it a niche player in that market. So, if you’re looking at our long-term strategy, it was not our intent to really replicate market presence of some of the very — and I say very large engineer procure construct type firms. And there is a component that’s at work that has done more — that has a construction at risk component.

It is not our long-term plan to compete directly in that market, but rather to capture the fee for service component and really be a support to some of those larger firms or work directly with the end user client to capture a percentage of that work that we are better suited to do as an organization. So, we think we only have to capture a very small percentage of the — really, there’s actually $107 billion worth of capital projects being done north of Edmonton in Alberta in the (inaudible) and you really only have to capture a small percentage of that.

Unlike urban land, where we have a top tier position in that marketplace, it’s not likely that we will be a top tier player in that industrial market for those very large turnkey projects. But we think we can certainly increase our volume of work, double and triple it, by focusing on the niche that we do best, which is all the support infrastructure that goes along with it.

For example, we may not be designing the main plant, but doing all of the support facilities that go along with it. And we’ve seen some of the projects that we’ve been successful on, like some of the major tank (ph) plants here at the petrochem refinery and so forth that can see us doing more of those types of projects. Almost like cleaning up after the very big boys. Which, there are some very large players in our business. As much as we have 4,300 staff and we’re doing over $500 million in revenue, there are some firms doing $10 billion in revenue with 20,000 staff, focused only on the industrial market. So, it would be unrealistic for us to go head to head with those firms. Rather, we’re looking for our niche to support those firms.

Ron Triffo:
Thanks again, Tony. Other questions? Again, I’ll ask in the New York Room, is there anyone else in the New York Room who wants to ask a question? I don’t see any. One more chance for the folks in this room. Any questions? Well, I think, Tony, as usual, and Don, always — those numbers always speak for themselves, so there’s not too much people can (inaudible) about those numbers. But again, I’m looking around. I don’t see anyone. So, ladies and gentlemen, the gavel will come down.

Thank you very, very much for attending this morning. We do appreciate you taking the time. We’re delighted that you’re shareholders of this great corporation, looking forward to great things. And I now declare, officially, this annual general meeting of shareholders closed. Thank you again and please remember that there will be luncheon served. I believe it’s in the Alberta Room. So, do stick around and chat. The directors will be around as well, if you want to buttonhole some of them and certainly management as well. We’ll look forward to having those conversations with you. But again, on behalf of management and the board, thanks. It’s really (inaudible) for coming out this morning. It’s been most enjoyable. Thank you.

Ron Triffo:
“If there are no further questions, I now declare this annual meeting of shareholders closed.”

Ron Triffo:
Please join us for a luncheon in the Alberta Room.